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SEC FILE NUMBER 1-10671

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2010

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
The Meridian Resource Corporation

Full Name of Registrant

Former Name if Applicable

1401 Enclave Parkway, Suite 300

Address of Principal Executive Office (Street and Number)
Houston, Texas 77077

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
The Meridian Resource Corporation (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 (the “Form 10-Q”). As previously disclosed, on December 22, 2009, Alta Mesa Holdings, LP, Alta Mesa Acquisition Sub, LLC (“Alta Mesa”) and the Company entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), providing for the merger of the Company with and into Alta Mesa (the “Merger”). The closing of the Merger occurred on May 13, 2010. A Notification of Removal from Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 was filed with the Securities and Exchange Commission on May 14, 2010. Because the efforts of the Company’s management have been focused on the closing of the Merger and the other transactions contemplated by the Merger Agreement, the Company is unable, without unreasonable effort and expense, to file the Form 10-Q on a timely basis. The Company expects that the Form 10-Q will be filed no later than the fifth calendar day following the due date.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Michael A. McCabe	281	530-0991
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the first quarter of 2010 will reflect net earnings of approximately $340,000, as opposed to a net loss of approximately $61 million for the first quarter of 2009. This change was due primarily to a reduction in impairment expense from approximately $60 million in the first quarter of 2009 to zero in the first quarter of 2010.

The Meridian Resource Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 17, 2010	By	/s/ Harlan H. Chappelle

Harlan H. Chappelle
President and Chief Executive Officer